March 18, 2009
VIA EDGAR AND FAX
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Ms. Sandy Eisen

Re:	Goodrich Petroleum Corporation Form 10-K for Fiscal year Ended December 31 2007 Filed March 13, 2008 File No. 1-12719
Ladies and Gentlemen;
     On behalf of Goodrich Petroleum Corporation (the “Company”), this letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 4, 2009 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2007. For your convenience, we have repeated in italics the comment of the Staff exactly as given in the Comment Letter and set forth below the comment is the Company’s response.
Engineering Comment:
Notes to the Consolidated Financial Statements, page F-10
Oil and Gas Producing Activities (Unaudited), page F-32
Oil and Natural Gas Reserves, page F-33
1.	In comment three of our January 15, 2009 letter, we asked that you “[r]econcile your gas production volumes and new wells drilled for the first nine months of 2008 with your projections” and we reissue and clarify the comment. In addition to the information that you have already provided, please provide us an analysis which compares the actual production volumes of the new wells that you drilled in the first three quarters of 2008 with the projected production in your year-end 2007 reserve report for these same wells. Please submit to us a spread sheet comparison of these new wells and their projected production.
Response:
We are simultaneously providing the requested information supplementally to Mr. Ron Winfrey of the Staff, by cover letter dated March 18, 2009.

Closing Comments:
In connection with the Staff comments and our responses, we confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Walter G. Goodrich
Walter G. Goodrich
Vice Chairman and Chief Executive Officer